UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Fresh Ideas Media, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

35804V 204
(CUSIP Number)

Jody M. Walker, Attorney At Law
7841 South Garfield Way
Centennial, CO 80122
(303) 850-7637
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2008
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13 D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continuing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" fort he purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 35804V 204

   1.  Names of Reporting Persons.
       Phillip E. Ray
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   2.  Check the Appropriate Box if a member of a Group
          (a)
          (b)X
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   3.   SEC USE ONLY
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   4.   Source of Funds
        PF
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   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

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   6.   Citizenship or Place of Organization
        United States
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Number of     |  7.  Sole Voting Power   1,800,000*
Shares        |  8.  Shared Voting Power
Beneficially  |  9.  Sole Dispositive Power
Owned by Each | 10.  Shared Dispositive Power
Reporting     |
Person With   |
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  11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       1,800,000
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  12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares

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  13.  Percent of Class Represented by Amount in Row (11)
       23.89%
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  14.  Type of Reporting Person
       IN
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*Includes 1,250,000 common shares owned directly, 300,000 common shares held by VentureVest Capital Corporation and 250,000 common shares held by American Business Services, Inc.

CUSIP No. 35804V 204

ITEM 1. SECURITY AND ISSUER.
  This Schedule 13D relates to the common stock, par value $0.001 of Fresh Ideas Media, Inc., a Nevada corporation (the "Issuer" or the "Company"). The principal office of the Company is located at 4980 Silver Pine Drive, Castle Rock, Colorado 80108.

ITEM 2. IDENTITY AND BACKGROUND.
  This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Phillip E. Ray. Mr. Ray is a natural person, and his principal occupations are the president of Fresh Ideas Media, Inc., the president of VentureVest Capital Corporation and the president of American Business Services, Inc. with a business address of 4980 Silver Pine Drive, Castle Rock, Colorado 80108.

  Mr. Ray has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

  Mr. Ray is a U.S. citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  Mr. Ray used personal funds in the amount of $1,500 to acquire 300,000 common stock of Fresh Ideas Media, Inc. on February 25, 2005. On September 19, 2008, Mr. Ray sold 50,000 common shares of Fresh Ideas Media, Inc. On September 25, 2008, Fresh Ideas Media, Inc. effectuated a 5 for 1 forward stock split. As a result, Mr. Ray directly currently holds 1,250,000 common shares of Fresh Ideas Media, Inc.

  Mr. Ray would be deemed the beneficial owner of 60,000 common shares of Fresh Ideas Media, Inc. issued to VentureVest Capital Corporation. Mr. Ray is the majority shareholder and sole officer and director of VentureVest Capital Corporation. VentureVent Capital Corporation used corporate funds in the amount of $6,000 to acquire the 60,000 common shares. On September 25, 2008, Fresh Ideas Media, Inc. effectuated a 5 for 1 forward stock split. As a result, Mr. Ray beneficially owns 300,000 post split common shares.

  Mr. Ray would be deemed the beneficial owner of 50,000 common shares of Fresh Ideas Media, Inc. issued to American Business Services, Inc. Mr. Ray is the sole shareholder and sole officer and director of American Business Services, Inc. American Business Services, Inc. used corporate funds in the amount of $5,000 to acquire the 50,000 common shares of Fresh Ideas Media, Inc. On September 25, 2008, Fresh Ideas Media, Inc. effectuated a 5 for 1 forward stock split. As a result, Mr. Ray beneficially owns 250,000 post split common shares.



ITEM 4.  PURPOSE OF TRANSACTION.

  (a) Mr. Ray is holding the shares of the Issuer for investment purposes but may transfer or sell the shares as necessary. The Company is currently seeking to merge with a private company (the "Potential Acquisition"). Other than the Potential Acquisition, which may result in a change in the current board of directors and management of the Issuer as well as a material change in the Company's business, Mr. Ray has no other present intent to take any action that would result in:
  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;
  (c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;
  (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
  (e) any material change in the present capitalization or dividend policy of the Issuer;
  (f) any other material change in the Company's business or corporate structure;
  (g) changes in the Company's charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;
  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;
  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
  (j) any action similar to any of those enumerated above. Notwithstanding the foregoing, Mr. Ray will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
  (a) Mr. Ray beneficially owns 1,800,000 shares of the Company's common stock, representing 23.89% of the class.
  (b) Mr. Ray has the sole power to vote and dispose of all shares of the Company's common stock held by him, VentureVest Capital Corporation and American Business Services, Inc.
  (c) No other transactions were effected in the Company's common stock during the last sixty days.
  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Mr. Ray.
  (e) Mr. Ray continues to be the beneficial owner of more than five percent of the outstanding common stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
  None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
  Not Applicable



SIGNATURES

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 6, 2008

/s/Phillip E. Ray
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Phillip E. Ray